December 14, 2010 VIA EDGAR	Baker & Hostetler LLP 600 Anton Boulevard Suite 900 Costa Mesa, CA 92626-7221 T 714.757.6600 F 714.754.6611 www.bakerlaw.com Randolf W. Katz direct dial: 714.966.8807 rkatz@bakerlaw.com
United States Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, NE
Washington, DC  20549-7010
Mail Stop 4628

Attn:	Shannon Buskirk

Re:	American Eagle Energy Inc.
Form 8-K filed December 6, 2010
File Number: 333-143626

Ladies and Gentlemen:

American Eagle Energy Inc. (the “Company”) is pleased to respond to the staff’s comment letter, dated December 9, 2010.  For the ease of the staff’s review of the Company’s amended 8-K filing, staff’s comment has been set forth below and is followed by the Company’s response.

Form 8-K

1.
We note your disclosures in the second and third paragraphs of Item 4.01 in response to the requirements of Item 304(a)(2) of Regulation S-K. Item 304(a)(2) refers to the registrant’s two most recent fiscal years or any subsequent interim period.  We note your most recently completed fiscal year end is April 30, 2010.  However, your disclosure refers to fiscal years 2009 and 2008. Please revise your disclosure to refer to the two most recent fiscal years or tell us why you believe your current disclosure is correct.

Cincinnati    Cleveland    Columbus    Costa Mesa    Denver    Houston    Los Angeles    New York    Orlando    Washington, DC

United States Securities and Exchange Commission
December 14, 2010

Response:

The Company has filed an amended 8-K, wherein the disclosure now sets forth the 2010 and 2009 fiscal years in lieu of the previous reference to the 2009 and 2008 fiscal years.

Very truly yours,

/S/ Randolf W. Katz

Randolf W. Katz
Partner
of BAKER & HOSTETLER LLP

RWK/dlp

On behalf of American Eagle Energy Inc., the following acknowledgments are made:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

AMERICAN EAGLE ENERGY INC.

By:	/S/ Richard Findley
Richard Findley, President